                                                                      EXHIBIT 12

                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                                                                (DOLLARS IN MILLIONS)
                                           ----------------------------------------------------------------
                                              NINE MONTHS                  YEAR ENDED DECEMBER 31,
                                                  ENDED          ----------------------------------------------
                                           SEPTEMBER 30, 2004    2003       2002      2001       2000      1999
                                           ------------------    ----       ----      ----       ----     -----
EARNINGS BEFORE INCOME TAXES,
   PREFERRED STOCK DIVIDENDS AND FIXED
   CHARGES:
   Income from continuing operations
     before income taxes, minority
     interest and cumulative effect of
     accounting change, net..............     $ 1,312         $ 1,280   $   966   $   278    $   824    $  805
   Deduct equity in undistributed
     (earnings) of
     fifty-percent-or-less-owned
     companies...........................          (1)             --       (10)       (1)       (10)      (19)
   Add interest on indebtedness, net.....         160             253       228       230        190       119
   Add amortization of debt expense......           3              12        13        10          2         1
   Add estimated interest factor for
     rentals.............................          26              32        24        21         17        14
   Earnings before income taxes,
     minority interest, cumulative
     effect of accounting change, net,
     fixed charges and preferred stock
     dividends...........................     $ 1,500         $ 1,577   $ 1,221   $   538    $ 1,023    $  920
FIXED CHARGES:
   Interest on indebtedness..............     $   159         $   253   $   226   $   236    $   198    $  122
   Amortization of debt expense..........           3              12        13        10          2         1
   Estimated interest factor for
     rentals.............................          26              32        24        21         17        14
   Total fixed charges...................     $   188         $   297   $   263   $   267    $   217    $  137
PREFERRED STOCK DIVIDENDS: (a)                $     8         $    16   $    14   $     7         --        --
   Combined fixed charges and
     preferred stock dividends...........     $   196         $   313   $   277   $   274    $   217    $  137
Ratio of earnings to fixed charges.......         8.0             5.3       4.6       2.0        4.7       6.7
Ratio of earnings to combined fixed
   charges and preferred stock
   dividends (b) (c).....................         7.7             5.0       4.4       2.0        4.7       6.7


(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b) Excluding the 2004 pre-tax income of $28 million related to the Behr litigation accrual, the 2003 pre-tax income for litigation settlement of $72 million and the non-cash, pre-tax goodwill impairment charge of $53 million, the 2002 pre-tax charge for litigation settlement, net, of $147 million, the 2001 non-cash, pre-tax charge of $530 million and the 2000 non-cash, pre-tax charge of $145 million, the Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends would be 7.2, 5.0, 4.9, 3.9 and
     5.4 for the first six months of 2004, and the years 2003, 2002, 2001 and 2000, respectively.

(c) Years prior to 2002 have not been adjusted to exclude goodwill amortization expense.